January 27, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the press release that is being issued today by Philippine Long Distance Telephone Company ("PLDT”), entitled “PLDT earns plaudits from International Financial Community”.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

27 January 2003	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of the press release entitled “PLDT earns plaudits from International Financial Community”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

27 January 2003

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of the press release entitled “PLDT earns plaudits from International Financial Community”.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  27 January 2003

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of the press release entitled “PLDT earns plaudits from International Financial Community”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 27 January 2003

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT earns plaudits from international financial community

MAKATI CITY, Philippines, January 27, 2003 – Philippine Long Distance Telephone Co. (“PLDT”) has gained the commendation of the international banking community as a result of the successful implementation of its liability management initiatives in 2002.

In the Asset Asian Awards 2002 of The Asset magazine, PLDT was named “best in liability management”, citing the work done by PLDT in terms of easing up the pressure on the company out of its bunching foreign debts in the coming years.

The prestigious Asset Asian Awards is given out yearly by The Asset magazine, one of Asia’s leading finance publications. Winners of these awards are based on the findings of the magazine’s Asset Publishing and Research group, which provides proprietary market information to CEOs, finance directors, chief finance officers, chief technology officers, and treasurers of some of the leading companies in and outside of Asia.

“We are very honored to have received this recognition by The Asset. It is a testament to the efforts of our PLDT team, together with our creditor partners, to come up with a total corporate finance solution to address a short-term debt overhang, whilst positioning the company to be on a stronger footing going forward,” said PLDT president and CEO Manuel V. Pangilinan.

The Asset commended PLDT for completing a series of initiatives that covered the export credit agencies, the public debt capital market as well as the syndicated bank loan market. In a rather eventful year, PLDT successfully put in place a US$149-million loan facility from KfW of Germany in January 2002, launched the two-tranche US$350-million global bond offering in late April 2002, and signed a US$145-million equivalent syndicated term loan facility in September 2002.

PLDT’s first victory came after KfW of Germany extended a US$149-million facility in January 2002. The nine-year loan, partly guaranteed by Germany’s export credit agency Hermes, is to be disbursed over three years and has a grace period of two years.

Anabelle Chua, PLDT Treasurer, said the KfW loan was the impetus that PLDT needed to get the ball rolling. “One of the challenges we encountered while undertaking the liability management exercise was the interdependencies of the various transactions we were working on. KfW was willing to step up but we had to deliver the other key components of the plan in a timely manner,” she remarked.

That led to PLDT launching its two-tranche US$350-million global bond offering, which was moved to April 2002, a change from the original plan after the events of September 2001. The five-year tranche of US$100 million was priced to yield 10.625 percent, while the ten-year tranche of US$250 million was priced to yield 11.375 percent. Pricing was at the tight end of the price talk range and the bonds were in fact priced through the prevailing trading levels and interpolated credit curve of outstanding PLDT debt.

Along with this deal was a concurrent tender offer for PLDT’s US$125 million 8.5 percent bonds due 2003 and US$250 million 10.625 percent bonds due 2004 that resulted in an overall success rate of 54.7%.

The last refinancing initiative PLDT executed was the US$145-million equivalent term loan facility consisting of US$53.3 million and 10.9 billion yen (about $91.7 million). The joint lead arrangers and joint bookrunners for the multi-currency facility were Citigroup and ING Bank, with BNP Paribas and Mizuho Corporate Bank acting as joint lead arrangers.

The loan is to be drawn down in June and December 2003 to refinance part of the principal amounts outstanding under two existing term loans maturing in 2003.

With these successful steps, PLDT was able to surmount the challenge posed by debts falling due between 2002 and 2004, while at the same time demonstrating to the investor community that the company’s cash flows supplemented by dividends from Smart continue to be solid in the coming years.

“We are proud of the recognition by the international financial market of PLDT’s commitment towards strengthening the Company and pro-actively addressing the challenges of our fixed line business – challenges that have no easy solutions and that would require difficult and tough decisions,” said Mr. Pangilinan. “With the successful completion of our liability management exercise, we shall continue to focus on reducing our debts, building a better and more competitive PLDT and pushing for continued growth riding on the strong performance of wireless subsidiary, Smart Communications.”

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About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.